Exhibit 23.1




                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-72271) and Form S-3 (No. 333-78915), Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form S-1 (No. 333-56603), and Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form S-1 (No. 333-65563) of United Road Services, Inc. of our report dated March 8, 2002, relating to the consolidated financial statements as listed in the index appearing under Item 14(a)(1), which report appears in the December 31, 2001 annual report on Form 10-K of United Road Services, Inc.

Our report dated March 8, 2002 contains an explanatory paragraph that states that the Company's outstanding indebtedness under its revolving credit facility, $37,436,000, is reflected as a current liability because of the payment requirements of the related credit agreement. Consequently, current liabilities exceed current assets by approximately $32,390,000. In addition, the Company has had recurring losses from operations, including impairment charges of $157,736,000, and has an accumulated deficit of $200,289,000, at December 31, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ KPMG LLP

Albany, New York
March 29, 2002